3109 Fifth Ave, Richmond, VA 23222, United States

Debt Investment - Short Term Single family
Rehabilitation Project


©CVRMLS
©CVRMLS

Fifth Ave Rehab (Sierra Grande Investments Corp) Offering Memorandum

Disclaimers

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C pursuant to Regulation CF of the Securities Act, which requires that it must file a report with the SEC annually and post the report on its website at bluemahoecapital.com no later than 120 days after the end of each fiscal year covered by the report. You should rely only on the information contained in this Offering Statement Form C. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C is accurate only as of the date hereof, regardless of the time of delivery.

Our business, financial condition, results of operations, and prospects may have changed since such date. The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by: (1) Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) Filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) Filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) The repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) The liquidation or dissolution of the Company.

This document is generated by **Pocket Properties App Corp** ("Pocket Properties"), which is not a registered broker-dealer. Pocket Properties does not give investment advice, endorsement, analysis, or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document is the responsibility of, the applicable issuer of such securities. Pocket Properties has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Pocket Properties nor any of its officers, directors, agents, or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through **Pocket Properties App Corp**, a FINRA/SEC-registered funding portal. For inquiries related to Regulation CF securities, contact Pocket Properties App Corp:

Stanley Glover: sg@pocketpropertiesapp.com

Pocket Properties does not make investment recommendations, and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D, and CF offerings, and start-up investments in particular, are speculative and involve a high degree of risk. Investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking start-up investments through equity crowdfunding tend to be in earlier stages of development, and their business model, products, and services may not yet be fully developed, operational, or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with market or industry valuations.

Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in start-ups are highly illiquid, and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Eligibility

The following are true for the Company, specifically it is: • Organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia. • Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. • Not an investment company registered or required to be registered under the Investment Company Act of 1940. • Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation CF. • Has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation CF during the two years immediately preceding the filing of this Offering Statement. • Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Forward-Looking Statment

This Offering Statement on Form C and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events

The forward-looking statements contained in this Offering Statement and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Statement, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company’s control.

Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company’s actual performance may vary materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Offering Statement, or any documents incorporated by reference, speaks only as of the date hereof. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to
update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

Offering Memorandum

1. Executive Summary

- **Project Name:** 5th Ave Rehab
- **Project Location:** 3109 Fifth Ave, Richmond, VA 23222, United States
- **Offering Type:** Debt Investment
- **Capital Provided via Sponsor:** N/A
- **Total Capital Raise:** $50,000
- **Minimum Investment:** $5000
- **Target Investment Term:** 4-6 months
- **Target Investor:** Accredited and non-accredited investors under Regulation Crowdfunding (Reg CF)
- **Projected Returns:** 15% annualized return(accrued monthly) with an additional 1 point on the backend for investments over 10K.
- **Deadline:** 04/15/2025
- **Target Minimum Amount:** $10,000

2. Sponsor Information

- **Sponsor Name:** Robert Haggerty

- **Sponsor Background:** Robert Haggerty is a seasoned real estate investor focused on investments in Richmond, Virginia, and surrounding areas. With over 10 years of experience, Robert has expertise in rehab, construction services, real estate wholesale, and commercial real estate.

3. Project Overview

- **Property Description:** Residential value-add property located on the northside of Richmond, VA. This up-and-coming area has comparable home sales reaching $340,000.
- **Location Benefits:** The property is situated in the 23222 ZIP code area of Richmond, Virginia, which has been experiencing notable growth and development. As of December 2024, the median listing home price in 23222 was approximately $339,900, with a median price per square foot of $225. The Richmond housing market is highly competitive, with homes receiving an average of two offers and selling in around 25 days. The median sale price in Richmond was $400,000, reflecting a 12.7% increase from the previous year. Ongoing development projects and infrastructural enhancements are set to further boost property values. Comparable properties in the area range from $290,000 to $340,000, positioning this project to achieve a goal sale price within that range. This makes the location highly attractive for real estate investments, positioning the property to capitalize on Richmond's upward market trends and strong demand.

4. Investment Strategy

- **Acquisition Strategy:** The property has already been acquired for $150,000. Renovations are estimated at $85,610.40.
- **Exit Strategy:** The property will be sold via the MLS, with repayment to investors following the closing of the sale. The sponsor retains the right to refinance if necessary.

5. Use of Funds

Funds will be used for home renovations, including:

- **Structural Modifications:** Removing walls to enhance open living spaces
- **HVAC:** Installation of AC and heat pump
- **Interior Upgrades:** Kitchen cabinets, countertops, light fixtures, flooring (LVP)
- **Bathrooms:** Master bathroom remodel, adding a second bathroom
- **Systems:** Electrical and plumbing upgrades
- **Foundation:** Repairs to foundation and crawlspace【16†source】

6. Financial Overview

● **Total Project Cost:** $150,000 (purchase) + $85,610.40 (renovations) ● **Projected Returns:** 15% annualized return(accrued monthly) with an additional 1 point on the backend for investments over 10K.

- **Investment Timeline:** 4-6 months (figures adjustable as needed)
- **Projected Sale Price:** $290,000+, with comparable properties in the area reaching up to $340,000. The goal sale price for this property is targeted within this range based on current market trends.

- **Vacancy and Holding Costs:** [Section reserved for future details if applicable]

7. Legal Structure

- **Entity Name:** Sierra Grande Investments
- **Legal Structure:** C-Corp offering a promissory note tied to the asset

8. General Risk Factors

Risks include:

- **Market Risk:** Fluctuations in real estate values due to changing economic conditions, interest rates, or local property trends can affect the final sale price and profitability. Market downturns may reduce buyer demand, affecting the speed of the sale and the return on investment.
- **Project Risk:** Construction delays, budget overruns, and supply chain disruptions can increase costs and extend the project timeline. Unforeseen conditions such as structural damage, code violations, or permit issues may require additional funds and delay completion.
- **Operational Risk:** Challenges related to managing contractors, labor shortages, or material availability can impact project execution. Additionally, mismanagement of renovations or poor-quality workmanship can reduce the property's resale value.
- **Fix and Flip-Specific Risks:** Properties acquired for rehabilitation may conceal hidden defects, such as mold, asbestos, or foundational issues, which are expensive to remediate. Market saturation with similar properties may also reduce competitive advantage and profitability.
- **Liquidity Risk:** Unlike publicly traded securities, real estate investments are illiquid. If the property does not sell as expected, investors may face delays in receiving returns or principal repayment.
- **Legal and Regulatory Risk:** Compliance with SEC regulations under Regulation CF, local zoning laws, and building codes is required. Changes in laws or regulations could impact project feasibility or profitability. Additionally, failure to secure necessary permits could halt construction or cause legal complications, leading to financial losses.
- **Economic Risk:** Broader economic factors, such as inflation, interest rate increases, or a recession, can negatively affect housing demand, construction costs, and investor returns.
- **Acts of God/Natural Disaster Risk:** Events beyond human control, such as fires, floods, hurricanes, earthquakes, or other natural disasters, can cause property damage, delay project timelines, or result in total loss of the investment.
- **Default Risk:** There is a risk that the project may not generate enough revenue to meet debt obligations, leading to a potential default on the loan. In case of default, foreclosure on the property may occur, which could result in a partial or total loss of the investment.
- **Permitting and Compliance Risk:** Inability to obtain or delays in securing necessary permits and approvals from local authorities can stall project progress, increase costs, or even halt the project entirely.

9. Offering Terms

- **Security Type:** Promissory Note tied to the asset

- **Offering Structure:** Regulation Crowdfunding (Reg CF)

10. Legal Disclosures

- **Use of Funding Portal:** SEC-registered funding portal will manage investor communications and compliance during the time where the raise is live.
- **Conflict of Interest:** Pocket Properties App (the funding portal) will receive an upfront fee as well as a backend fee from the funds raised once the round is closed.**Use of Funding Portal**: The offering will be conducted via an SEC-registered funding portal, which will manage investor communications, compliance checks, and documentation. All necessary information will be provided through the portal, and any material updates will be disclosed. Robert Haggerty, the sponsor, may engage affiliated entities for services related to the project, such as property management or construction. Any such relationships will be disclosed in advance.

11. Subscription Information

- **How to Invest:** Sign a subscription agreement through the funding portal and submit funds
- **Escrow Facilitator:** North Capital Private Securities Corporation
- **Minimum Funding Goal:** If the minimum funding goal is not met, funds will be refunded to investors.

12. Appendices

- **Operating Agreement**
- **Financials**
- **Promissory Note**
- **Renovation Budget Summary**

Risk Factors

The statements in this section describe the most significant risks to our business and should be considered carefully in conjunction with the rest of this offering statement. In addition, certain statements in this offering statement include "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and involve uncertainties that could significantly impact results.

Forward-looking statements give current expectations or forecasts of future events about the company or our outlook. You can identify forward-looking statements by the fact they do not relate to historical or current facts and by the use of words such as "believe," "expect," "estimate," "anticipate," "will be," "should," "plan," "forecast," "target," "guide," "project," "intend," "could," and similar words or expressions.

Forward-looking statements are based on assumptions and known risks and uncertainties. Although we believe we have been prudent in our assumptions, any or all of our forward-looking statements may prove to be inaccurate, and we can make no guarantees about our future performance. Should known or unknown risks or uncertainties materialize, or our underlying assumptions prove inaccurate, actual results could materially differ from past results or those anticipated, estimated, or projected.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. You should, however, consult any subsequent disclosures we make in our filings with the SEC.

The following is a cautionary discussion of risks, uncertainties, and assumptions that we believe are material to our business. In addition to those discussed elsewhere in this offering statement, the following are some of the important factors that, individually or in the aggregate, we believe could make our actual results differ materially from those described in any forward-looking statements. It is impossible to predict or identify all such factors, and, as a result, you should not consider the following factors to be a complete discussion of risks, uncertainties, and assumptions.

Risks Related to the Company's Business & Financial Condition

1. **We are an early-stage company with a limited operating history, which increases the risk of investment.**
   Sierra Grande Investments, Inc. was formed in 2016 it has not yet generated significant operating revenues. Therefore, there is limited financial data upon which to base an evaluation of the company's success. There is no assurance that our business plan, which involves the acquisition, renovation, and sale, will succeed or achieve market acceptance.
   Our potential for success must be considered in light of the risks and challenges common to early-stage companies, including limited capital, reliance on key personnel, potential delays in execution, competition, and unforeseen expenses or complications. If we are unable to achieve profitable operations, we may be forced to discontinue our activities, which could significantly reduce the value of your investment **Disclosure:** One of our principal stockholders, Robert Haggerty, filed for Chapter 7 bankruptcy in 2018. While this does not impact the current financial standing of Sierra Grande Investments, Inc., investors should be aware of this history as part of their due diligence.
2. **We may require additional capital to execute our business plan and fund future operations.**
   The company's operations, including property acquisition, renovations, and carrying costs, depend on securing adequate capital. While we have raised initial capital through this offering, future profitability and expansion may require additional funding. There is no guarantee that we will be able to secure additional debt or equity financing on favorable terms. If we cannot raise the required funds, we may be forced to scale back or halt our operations, which could negatively impact your investment.
   In the event of additional equity financing, investors may experience dilution of their ownership, and new securities may have rights and privileges superior to those of current investors. If we pursue debt financing, it could limit our operational flexibility and impose restrictive financial covenants.
3. **Real estate investments are subject to market risks, including fluctuations in property values and rental income.**
   The real estate market is inherently cyclical, and economic conditions, interest rates, and market demand can significantly affect property values and rental income. While we have conducted due diligence on our target property markets, unforeseen market

conditions or economic downturns could impact the property's performance, resulting in lower-than-expected returns for investors.

4. **Delays in renovation and leasing could affect cash flow and returns.** Our business model relies on timely renovations and leasing of properties to generate rental income. Construction delays, unforeseen expenses, or leasing difficulties could reduce the expected cash flow and delay investor distributions. Additionally, cost overruns or project delays could negatively impact the overall profitability of the investment.
5. **We are dependent on the successful execution of our management team.** The success of our projects largely depends on the expertise and execution of our management team. If key personnel are unable to execute the business plan, or if the team fails to effectively manage construction and property operations, it could adversely affect the project's performance and investor returns.
6. **Limited liquidity and restrictions on the transfer of interests.** As an investment in a private company, your interests in Sierra Grande Investments, Inc. are illiquid, and there is no public market for these securities. Investors should be prepared to hold their interest for an extended period and may not be able to sell or transfer their investment easily.

Principal Stockholder

- Robert Haggerty: 51% (51 shares)
- Ray Kay: 49% (49 shares)

Total Issued Stocks: 100

Restrictions on Transfer

Securities sold pursuant to Regulation Crowdfunding (Reg CF) are subject to certain transfer restrictions. Holders of these securities may not transfer them during a one-year holding period that begins on the date the securities were issued and ends on the first anniversary of that date, except under the following circumstances:

- **Transfer to the Company:** The securities can be transferred back to Sierra Grande Investments, Inc.
- **Transfer to an Accredited Investor:** Securities may be transferred to an accredited investor, as defined under Rule 501(d) of Regulation D of the Securities Act of 1933.
- **Registered Offering:** Securities may be transferred as part of an offering registered with the Securities and Exchange Commission (SEC).
- **Family Transfers:** The securities can be transferred to a member of the investor's family, which includes children (including stepchildren), grandchildren, parents (including stepparents), grandparents, spouse or spousal equivalent, siblings, and other family members including those related by adoption. Transfers can also be made to a trust controlled by the investor or created for the benefit of a family member, or in connection with events such as the death or divorce of the investor.

Financial Information

Material Changes & Other Information

In addition to the financial information listed on the cover page, please review the financial statements on our EDGAR profile, which are an important part of this offering statement and should be considered in their entirety.

Sierra Grande Investments, Inc. was formed to acquire and renovate real estate. The company will use the funds for renovation, and carrying costs, as detailed in the "Use of Funds" section.

Liquidity & Capital Resources

As of the date of this offering, Sierra Grande Investments, Inc. has secured residential real estate asset and is looking to obatin an additional 50k. The company does not anticipate the need for additional capital for the current project, but may pursue future equity or debt financing for new acquisitions or expansions.

Capital Expenditures & Other Obligations

The capital raised through this offering will be used primarily for property acquisition, renovations, and carrying costs. The company does not plan to make any significant additional capital expenditures outside of the current project. Any further obligations will be managed in accordance with the business plan outlined in this offering.

PROMISSORY NOTE

Date: Amount: 50,000.00

For value received, the undersigned __________________________ (Borrower), at ___________________________(Address) each as principal, jointly and severally, promise to pay to the order of __________________________ (Lender), the sum of ______________________ to help meet a maximum raise amount of $50,000.

I. TERMS OF REPAYMENT

A. Application of Payments

Principal and interest shall be made payable at the address of holder:

____

A Balloon Payment of the original investment **$**_________________ plus;

______ % annualized interest accrued on the borrowed amount.

______% backend points

The term of this note shall be for a period of _______________(months), to expire on ______________________. Interest will begin to accrue open the closing of the crowdfund raise which is scheduled for______________.

Note: This date is liable to change to reflect the actual closing date of the raise.

Maker has the right of prepaying any of all of the indebtedness herein contained at any time without penalty.

Should the Maker fail to make the required payment upon the expiration of this note, the entire unpaid principal evidenced by this note, with all accrued interest, shall, at the option of the Holder, and with thirty (30) days' notice of default by certified mail to the undersigned, be subject to immediate collection. The Maker shall have the right to cure the default at any time during this period.

If the final payment is not made within thirty (30) days of the expiration date, the unpaid balance shall bear interest at the rate of twenty percent (20.00%) per annum from the maturity date.

C. Acceleration of Debt

If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.

I. PREPAYMENT

The Borrower reserves the right to prepay this Note (in whole or in part) prior to the Due Datewith no prepayment penalty. Any such prepayment shall be applied against the principal due.

II. SECURITY

This Note is secured by the business and personal assets of the Borrower. Additionally, the promissory note is secured by the real estate at ________________________ & the real estate at ______________________. Each Lender under this Note holds a proportional interest in the secured assets based on their respective investment amount. The Lenders are not required to rely solely on the security instruments for the payment of this Note in the event of default, but may proceed collectively or individually in accordance with applicable crowdfunding regulations to enforce repayment against the Borrower.

III. COLLECTION COSTS

If any payment obligation under this Note is not paid when due, the Borrower promises to pay all costs of collection, including reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

IV. DEFAULT

If any of the following events of default occur, this Note and any other obligations of the Borrower to the Lender, shall become due immediately, without demand or notice:

1) the failure of the Borrower to pay any payment due.

2) the liquidation, dissolution, incompetency or death of the Borrower;

3) the filing of bankruptcy proceedings involving the Borrower as a debtor;

4) the application for the appointment of a receiver for the Borrower;

5) the making of a general assignment for the benefit of the Borrower's creditors;

6) the insolvency of the Borrower;

7) a misrepresentation by the Borrower to the Lender for the purpose of obtaining or extending credit; or
8) the sale of a material portion of the business or assets of the Borrower.

In addition, the Borrower shall be in default if there is a sale, transfer, assignment, or any other disposition of any real estate pledged as collateral for the payment of this Note, or if there is a default in any security agreement which secures this Note.

V. SEVERABILITY OF PROVISIONS

If any one or more of the provisions of this Note are determined to be unenforceable, in whole or in part, for any reason, the remaining provisions shall remain fully operative.

VI. MISCELLANEOUS

All payments of principal and interest on this Note shall be paid in the legal currency of the United States. The Borrower waives presentment for payment, protest, and notice of protest and demand of this Note.

No delay in enforcing any right of the Lender under this Note, or assignment by Lender of this Note, or failure to accelerate the debt evidenced hereby by reason of default in the payment of a monthly installment or the acceptance of a past-due installment shall be construed as a waiver of the right of Lender to thereafter insist upon strict compliance with the terms of this Note without notice being given to Borrower. All rights of the Lender under this Note are cumulative and may be exercised concurrently or consecutively at the Lender's option.

The Borrower reserves the right to consolidate this Note with other promissory notes of identical terms into a **joint promissory note**, provided that such consolidation does not alter the principal, interest, maturity date, or repayment obligations of the Lender. In the event of such consolidation, all lenders under the newly structured agreement shall retain proportional rights to the secured assets and repayment, as defined in this Note. The Borrower shall provide reasonable notice to the Lenders prior to executing such a consolidation.

The Borrower and Guarantor, Robert Haggerty, personally guarantee the full performance of this loan. Each Lender shall have the right to enforce the guarantee in proportion to their share of the loan.

This note may not be amended without the written approval of the holder.

VII. GOVERNING LAW

This Note shall be construed in accordance with the laws of the State of Virginia.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been executed and delivered in the manner prescribed by law as of the date first written above.

Signed on ______________________(Date)

Lender Name ___________________________

Lender Signature_______________________________

Borrower: Sierra Grande Investment Corp

By:_________Robert Haggerty_______ - Manager

August 5, 2016

Robert Haggerty
4703 Jacobs Glenn Drive
North Chesterfield, Virginia 23236

Re: **Sierra Grande Investments, Inc.**

Dear Robert:

Congratulations! Your corporation has been filed with the State of Virginia. This binder is the physical embodiment of that corporation. The goal of this letter is to help you understand the contents of this binder and to help you to get your corporation up and running.

This binder has been divided into sections, separated by tabs, to help you find information quickly and easily. We recommend reading through each of the different sections to get a better understanding of what you will need to do in the future and what materials we have provided to help you run your corporation yourself.

While you are reviewing each section, you will notice tabs indicating pages where signatures are required. You will need to sign the Organizational Meeting Minutes in the Organizational Meeting section. In the Stock & Ledger section, the President and Secretary will need to sign all Stock Certificates issuing shares. We have completed the initial entries in the Stock Ledger.

Corporations are required to file annual reports during the anniversary month of incorporation.

Since we obtained your EIN as a third party representative, the official IRS EIN assignment letter will be sent to your mailing address. When you receive this letter, please fax a copy to 253.238.0003.

Please contact Anderson if you have any questions regarding your entity. We are here to assist you with your next steps now and moving forward. Thank you for choosing us for your asset protection needs.

Yours truly,

The Anderson Business Advisors, P.L.L.C.

Sierra Grande Investments, Inc.
A Virginia Corporation

Employer Identification Number 81-3470920

TABLE OF CONTENTS

Your Table of Contents lists the primary documents that are included in the Corporate Portfolio.

General Information
Information on completing your Company so it is ready for business.

Articles of Incorporation
The Articles of Incorporation filed with the Secretary of State to establish your Corporation will be placed here along with any other State filings completed on behalf of your Corporation.

Tax Filings This section will contain your SS-4 Application and other tax related records.

Organizational Meeting
The Organizational Meeting is the meeting where the Corporation begins the process of readying itself to conduct business. A number of resolutions are enacted, shares are issued, the bylaws are ratified, and the initial Officers are elected.

By-laws The Corporation's bylaws should be approved at the Organizational Meeting. The Board of Directors may amend the bylaws at any time, subject to shareholder approval. Read over the bylaws included in the corporate binder.

Shareholder Meetings
This section contains useful forms for holding Shareholder Meetings. You need to have at least one Shareholder Meeting each year called the "Annual Shareholders Meeting". It is at this meeting that new directors are elected. If the Shareholders Meeting is not the Annual Shareholders Meeting, then a Special Shareholders Meeting form should be used. The Shareholder Meeting forms are useful for documenting the decisions; these are called "Minutes". Also included are Waivers of Notice of the meetings.

Director Meetings
This section contains useful forms for holding Director Meetings. You need to have at least one Director Meeting each year called the "Annual Directors Meeting". It is at this meeting that new officers are elected. If Director Meetings are held throughout the year you should use the Special Directors Meeting forms contained in this section to document these meetings.

Stock Ledger This section contains both the Stock Certificates and the Transfer Ledger.

Business License This section should contain all required business licenses for the Corporation.

Miscellaneous This section contains forms and other documents to assist the Shareholders, Directors and Officers of the Corporation to run the Corporation more expeditiously.

GENERAL INFORMATION

Your corporation binder is divided into sections. The green tabs are items that need to be done during the first year. With the exception of the documents and instructions that must be completed immediately, all of the initial setup tasks have already been completed. The blue tabs are reoccurring items that will occur over time along with helpful forms and information for running the corporation. The following is a brief summary of the contents of each section with instructions regarding those items that require your immediate attention.

ARTICLES OF INCORPORATION

This section contains the Articles of Incorporation for your Corporation. Virginia state law requires that the Articles of Incorporation be filed in order to have a legal Corporation. Normally, the effective date of the Corporation is the date on which the Articles of Incorporation are actually filed with the Secretary of State in Virginia.

TAX FILINGS

The SS-4 Form

This section holds a copy of IRS Form SS-4, used for the application of a tax identification number for your Corporation. Our office may have assisted you in filling out and filing the SS-4 form.

If you have made an election for S-Corporation tax treatment, a copy of your filed IRS form 2553 should be kept here for your records.

ORGANIZATIONAL MEETING

This section contains the start of your Corporation's existence.

The following is an overview of the actions taken at your organizational meeting:

Shareholder Information

Shareholder **Shares Type Issued For Voting/Non Voting** Robert Haggerty 100 Common Cash Voting

Initial Director Information

Robert Haggerty

Initial Officer Information

Robert Haggerty President, Vice-President, Treasurer and Secretary

Business Address

4000 Legato Road, Suite 1100
Fairfax, Virginia 22033

Registered Agent

Anderson Registered Agents, Inc.
4000 Legato Road, Suite 1100
Fairfax, Virginia 22033

Date of Incorporation

August 5, 2016

Fiscal Year End

June 30th

Tax Status

C Corporation

Annual Tax Return Form

1120

Tax Return Due Date

September 15th

"Organizational Meeting"
Table of Contents

This Section is comprised of your Corporation's Organizational Meeting and the various Resolutions adopted by your Corporation.

ξ Minutes of the Organization Meeting of the Board of Directors

ξ Resolution of the Board of Directors to Open a Corporate Bank Account ξ

Resolution of the Board of Directors to Issue Shares

ξ Resolution of the Board of Directors for Reimbursement of Medical Care Expenses ξ

Waiver of Notice of the Organization Meeting

ξ Acceptance of Officer and Director Position

Action by Incorporator ofSierra Grande Investments, Inc. A Virginia Corporation

The undersigned, Julianna Orozco, the sole incorporator of Sierra Grande Investments, Inc., a Virginia corporation, resolves and directs that the following resolutions are recorded:

Approval of Articles of Incorporation.

> **RESOLVED**: that the Articles of Incorporation of this Corporation were effective as of the date filed in the office of the Secretary of State of Virginia, are approved by the incorporator.

Election of Directors.

> **RESOLVED**: that the following are unanimously elected as Directors of the Corporation, to serve until their successors are duly elected and shall have duly qualified:
>
> Robert Haggerty

These resolutions are approved as an action taken by the incorporator of this Corporation on Fifth day of August, 2016.

INCORPORATOR

Julianna Orozco

Action by Incorporator of Sierra Grande Investments, Inc.

Minutes of the Organization Meeting of The Board of Directors of Sierra Grande Investments, Inc. A Virginia Corporation

The organizational meeting of the Board of Directors of Sierra Grande Investments, Inc., a Virginia business corporation, was held on the Fifth day of August, 2016, at North Chesterfield, at 9:00 a.m.

The following Directors were present:

Robert Haggerty

A sufficient number of Directors were present to constitute a quorum for the purposes of conducting the organizational meeting.

An election was held, and Robert Haggerty was appointed temporary Chairman and Robert Haggerty was appointed temporary Secretary, each to serve until the close of the meeting.

Approval and Ratification of the Articles of Incorporation

A motion was made and seconded to approve the Articles of Incorporation filed in the Office of the Secretary of State of Virginia. Following discussion, the motion was passed by majority vote, and it was:

RESOLVED: that the Articles of Incorporation of this Corporation, as filed in the Office of the Secretary of State of Virginia are approved.

Compensation of Directors

A motion was made and seconded and, following discussion the motion was passed by majority vote, and it was:

RESOLVED: that the Directors will not receive compensation for service to the Corporation, but the Corporation will reimburse the Directors for their reasonable out-of pocket expenses incurred in the performance of their duties as Directors.

FURTHER, it is RESOLVED that if cash-flow restraints prevent the reimbursement of the Directors, the reimbursement may be reduced or postponed and carried on the books for future payments.

Issuance of Stock

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

RESOLVED, that in consideration of the payment, in cash, to or on behalf of, the Corporation, the sufficiency of which is hereby expressly acknowledged, the President and Secretary of the Corporation are hereby authorized and directed, upon receipt by, or by others on behalf of, the Corporation of such cash from the person specified below, to issue to such person a certificate or certificates representing the ownership by them of the number of shares of fully paid and non-assessable shares of common stock of the Corporation as is also set forth below opposite his name:

Shareholder	Shares	Type	Issued For	Voting/Non Voting
Robert Haggerty	100	Common	Cash	Voting

RESOLVED: that the form of stock certificate to evidence shares of common stock of the Corporation, which has been presented to and reviewed by each director of the Corporation, is hereby adopted as the form of stock certificate for the shares of common stock of the Corporation, a specimen thereof being attached hereto and incorporated by reference herein.

Election of Officers

The Chairman of the meeting then called for the election of Officers of the Corporation. A motion was made and seconded and, following discussion the motion was passed by majority vote, and it was:

RESOLVED: that the following persons are elected as officers of the Corporation in the respective capacities identified after their names. Each person's term of office is until the first annual meeting of the Board of Directors and until their respective successors are elected and qualified.

Robert Haggerty President, Vice-President, Treasurer and Secretary

FURTHER, it is RESOLVED that the Corporation must reimburse the officers of the Corporation for their reasonable out-of-pocket expenses incurred in the performance of their duties as such officers.

Bylaws Enacted

The Secretary then presented a proposed set of by-laws for regulation and management of the

Corporation. After review by the Directors a motion was made and seconded and, following discussion, the motion was passed by majority vote, and it was:

> **RESOLVED**: that the Bylaws attached to this instrument and incorporated by reference are declared the Bylaws of the Corporation and a copy of such by-laws is hereby directed to be inserted in the minute book of the Corporation and is incorporated by reference herein.

Resident Agent

A motion was made and seconded and, following discussion the motion was passed by majority vote, and it was:

> **RESOLVED**: that Anderson Registered Agents, Inc. whose address is
>
> 4000 Legato Road, Suite 1100
> Fairfax, Virginia 22033
>
> is appointed Resident Agent of this Corporation and authorized to discharge the duties of Resident Agent.
>
> **RESOLVED**: that the Secretary will supply the Resident Agent with a copy of the Corporation’s Articles of Incorporation, By-laws and stock ledger statement to be kept on file by the Resident Agent.

Business Address

A motion was made and seconded and, following discussion the motion was passed by majority vote, and it was:

> **RESOLVED**: that the business addresses of the corporation shall be
>
> 4000 Legato Road, Suite 1100
> Fairfax, Virginia 22033

Reimbursement of Startup Costs

A motion was made and seconded and, following discussion the motion was passed by majority vote, and it was:

> **RESOLVED**: that the Treasurer of the Corporation be and hereby is authorized to pay all fees and expenses incident to, necessary, or arising out of the organization of the Corporation and to reimburse any person who has made any disbursement therefore.

Fiscal Year

A motion was made and seconded and, following discussion the motion was passed by majority vote, and it was:

> **RESOLVED**: that the fiscal year of the corporation shall end on the 30th day of June, and shall begin on 1st day of July in each year.

Actions Taken By Anderson Business Advisors

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was

RESOLVED: that the actions taken by Anderson Business Advisors are hereby approved, ratified and adopted as if done pursuant to corporate authorization.

Business Purpose

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

RESOLVED: that the Corporation is organized to provide centralized management of investments and business activities and to engage in all lawful business activity as may come before the Corporation.

RESOLVED: that in order to accomplish the foregoing purposes, the Corporation may engage in any other activities, which are related or incidental to the foregoing purposes, as may be determined by the Corporation's Board of Directors.

RESOLVED: that the proper officers of the Corporation are hereby authorized and directed to make and file such certificates, reports, or other instruments that may be required by law to be filed in any state to authorize the corporation to transact business in each state.

Corporate Seal

A motion was made and seconded and, following discussion, the motion was passed by majority vote, and it was:

RESOLVED: that the seal contained in the corporate book is adopted as the seal of the Corporation.

Preparation of Appropriate Corporate Books

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

RESOLVED: that the proper officer of the Corporation will cause to be prepared appropriate books and records with respect to the capital stock of the Corporation, in which will be recorded, among other things, the names and addresses of the stockholders and the number of shares held by each.

Mileage Reimbursement

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

RESOLVED: that the Treasurer of the Corporation will reimburse each officer, Director, and employee of the Corporation at the then existing IRS published standard mileage rate for any use of a personal vehicle driven while conducting business for the Corporation.

Conducting Business

A motion was made and seconded and, following discussion, the motion was passed by majority vote, and it was:

> **RESOLVED**: that for the purpose of authorizing the Corporation to do business in any state, territory or dependency of the United States or any foreign country in which it is necessary or expedient for this Corporation to transact business, the proper officers of this Corporation are hereby authorized to appoint and substitute all necessary agents or attorneys for service of process, to designate and change the location of all necessary statutory offices and, under the corporate seal, to make and file all necessary certificates,

> reports, powers of attorney and other instruments as may be required by the laws of such state, territory, dependency or country to authorize the corporation to transact business therein.

Small Business Corporation

A motion was made and seconded and, following discussion, the motion was passed by majority vote, and it was:

> **RESOLVED**: that the Corporation is a "small business corporation" as defined in the Internal Revenue Code and the regulations issued thereunder.

Section 1244

A motion was made and seconded and, following discussion, the motion was passed by majority vote, and it was:

> **RESOLVED**: the Directors desire to qualify the Corporation's stock as Section 1244 stock;
>
> **RESOLVED**: that Sierra Grande Investments, Inc., hereby adopts a plan to have its stock classified as Section 1244 stock and offered for sale as such;
>
> **RESOLVED**: that the maximum amount to be received by this Corporation in consideration for its stock to be issued pursuant to this plan shall not exceed One Million and no/100 Dollars ($1,000,000.00).
>
> **RESOLVED**: that the stock issued pursuant to this plan shall be issued only for money and other property, but excluding other stock or securities; and
>
> **RESOLVED**: that the officers of this Corporation shall take such action as is necessary to carry this plan into effect and especially to keep such records as are required by the Internal Revenue Service.

Banking Resolution

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

> **RESOLVED**: that the President and Secretary are authorized from time to time to select one or more depository banks for the funds of this Corporation. The bank resolutions required by the depository or depositories are adopted by the Board of Directors. The Secretary is directed to cause a copy of the resolutions to be inserted in the minute book following this consent. The President and Secretary are authorized to sign all drafts,

checks, and other instruments or orders for the payment on any corporate bank accounts without the check or instrument being countersigned by the other of them.

RESOLVED: that the Board of Directors hereby adopts the form resolution of said bank (as completed) which appears in the form which is attached hereto and incorporated by reference herein, and the appropriate officers of the Corporation are hereby authorized to

certify such form resolution of said bank as having been adopted by this Corporation and to furnish copies of this resolution to the said bank upon its request.

Borrowing

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

RESOLVED: that only the duly elected officers of the Corporation, acting either singularly or jointly as directed from time to time by resolution of the directors, be authorized to borrow money for, on behalf of, and in the name of the Corporation, but only pursuant to specific authorization by resolution of the Board of Directors as may from time to time be adopted.

Payment of All Fees and Expenses to Incorporate

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

RESOLVED: that the Treasurer is authorized and directed to pay all fees and expenses incident to and necessary for the organization and qualification of the Corporation, including, without limitation, all legal and accounting fees and costs to procure proper corporate books.

Authorization to Establish Employee Benefit Plans

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

RESOLVED: that the officers of the Corporation are authorized to investigate and pursue establishing health insurance, medical reimbursement, life insurance, pension, profit sharing, or other plans for the benefit of officers, Directors, and employees of the Corporation.

FURTHER, it is RESOLVED that, to the extent necessary or advisable, the President is authorized and directed to prepare and submit proposals to the Board of Directors for the adoption of any such plans.

Authorization to Establish Employee Wellness Plan

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

RESOLVED: that the corporation adopt a wellness care plan to pay expenses for preventative health care costs, including but not limited to, membership at a fitness or health club, vitamins, etc. for the benefit of officers, Directors, and employees of the Corporation.

Hiring of Employees

A motion was made and seconded and, following discussion the motion was passed by majority vote, and it was:

> **RESOLVED**: that the President of the Corporation is hereby authorized and directed to hire and employ such personnel and other workers as the President deems necessary for the effective operation of the Corporation's business; and that the President of the Corporation is hereby authorized to pay all employees and workers of the Corporation such salary, wage and other compensation as the President shall deem appropriate from time to time; and that the President of the Corporation shall have full power and authority to conduct all aspects of day-to-day operations of the Corporation's business as the President deems justified and appropriate.

Ratification of Prior Actions

A motion was made and seconded and, following discussion, the motion was passed by unanimous vote, and it was:

> **RESOLVED**: that all actions taken or contracts entered into up to this time, as well as all actions taken or contracts entered into by any promoter, incorporator, or Director, as individuals acting for the Corporation, are approved by the Corporation. All contracts adopted as though the individual had at that time full power and authority to act for the Corporation are approved by the Corporation as if each and every act had been done under the specific authorization of the Corporation.

With no further business to conduct, the meeting was adjourned upon motion made and seconded and passed by majority vote.

DATED, this 5th day of August, 2016

____
Robert Haggerty / Director

Resolution of the Board of Directors to Open a Corporate Bank Account for Sierra Grande Investments, Inc. A Virginia Corporation

The undersigned, being a majority or all of the members of the Board of Directors of Sierra Grande Investments, Inc., a Virginia Corporation, having met and discussed the business herein set forth, has unanimously:

RESOLVED: that the officers of Sierra Grande Investments, Inc. are ordered to, in the name of this Corporation, open a bank account located at Fairfax, Virginia for the deposit of funds belonging to the Corporation.

RESOLVED: that the authorized individual(s) of the Corporation shall be authorized to endorse checks, drafts or other evidences of indebtedness made payable to the Corporation. All checks, drafts and other instruments obligating the Corporation to pay money out of the bank account shall be signed on behalf of the Corporation by the following individuals:

Robert Haggerty President, Vice-President,
Treasurer and Secretary

RESOLVED: that the bank is authorized to honor and pay any and all checks and drafts of the Corporation signed by the individuals named in the preceding sentence and that said individuals are authorized to complete and sign standard account authorization forms (provided that the forms do not vary materially from the terms of this resolution).

RESOLVED: that the Treasurer of the Corporation shall submit a copy of any completed account authorization forms to the Secretary of the Corporation, who shall attach the forms to this resolution and place them in the corporate records book.

DATED, this 5th day of August, 2016

____
Robert Haggerty / Director

Resolution of Sierra Grande Investments, Inc. to Open a Corporate Bank Account

Resolution of the Board of Directors To Issue Shares for Sierra Grande Investments, Inc. A Virginia Corporation

The undersigned, being a majority or all of the members of the Board of Directors of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby consent in writing to the adoption of the following resolution:

> **RESOLVED**: that the stock of the Corporation shall be issued to the named individual(s) below. The number or amount of shares shall be indicated, and what the shares were issued for, such as, cash, property, services performed, or other assets received and indicated. The type of shares and the voting or non-voting rights are also indicated below:

Shareholder	Shares	Type	Issued For	Voting/Non Voting
Robert Haggerty	100	Common	Cash	Voting

IN WITNESS THEREOF, the undersigned have executed this written consent as of the date hereof.

Dated this 5th day of August, 2016

____

Robert Haggerty / Director

Resolution of Sierra Grande Investments, Inc. to Issue Shares

Resolution of the Board of Directors
For Reimbursement of Medical Care Expenses for
Sierra Grande Investments, Inc.
A Virginia Corporation

The Directors of the Corporation hereby authorize a Medical Care Reimbursement Plan of Sierra Grande Investments, Inc., a Virginia Corporation.

1. Benefits

The Corporation shall reimburse all eligible employees or officers for expenses incurred by themselves and their dependents, as defined in IRC subsection 152, for medical care, as defined in IRC subsection 213, subject to the conditions and limitations as hereinafter set forth. It is the intention of the Corporation that the benefits payable to eligible employees or officers shall be excluded from their gross income pursuant to IRC subsection 105.

2. Limitations

The Corporation shall reimburse any eligible officer and/or employee in any fiscal year for all of their medical care expenses.

Reimbursement or payment provided under this Plan shall be made by the Corporation only in the event and to the extent that such reimbursement or payment is not provided under any insurance policy(ies), whether owned by the Corporation or the employee, or under any other health or accident or wage continuation plan. In the event that such insurance policy(ies) exists, providing for reimbursement in whole or in part, then to the extent of such coverage under the policy or plan, the Corporation shall be relieved of any and all liability hereunder.

3. Submission of Proof

Any officer and/or employee applying for reimbursement under this Plan shall submit, quarterly, to the Corporation all bills for medical care, including premium notices for accident or health insurance, for verification by the corporation prior to payment. Failure to comply herewith, the Corporation, using its own discretion, may terminate such eligible officers and/or employee's rights to said reimbursement.

4. Discontinuation

This Plan shall be subject to termination at any time by vote of the Board of Directors, however, the medical care expenses incurred prior to termination shall be reimbursed or paid in accordance with the terms of this plan.

5. Determination

The President shall determine all questions arising from the administration and interpretation of the Plan except where reimbursement is claimed by the President. In such case the Board of Directors shall decide.

ADOPTED, by the Board of Directors on this 5th day of August, 2016

____

Robert Haggerty / Director

Waiver of Notice
Organizational Meeting for
Sierra Grande Investments, Inc.
A Virginia Corporation

We the undersigned, being a majority or all of the members of the Board of Directors of Sierra Grande Investments, Inc., hereby agree and consent that the Organizational Meeting of the Directors of Sierra Grande Investments, Inc., be held on the date, at the location and the time stated below, for the purpose of transacting any and all business. We hereby waive all notice of the meeting and of any adjournment thereof.

Date: August 5, 2016
Location: North Chesterfield
Time: 9:00 a.m.

DATED, this 5th day of August, 2016

____

Robert Haggerty / Director

Waiver of Notice of Organizational Meeting for Sierra Grande Investments, Inc.

Acceptance of Appointment as Director for Sierra Grande Investments, Inc. A Virginia Corporation

I, Robert Haggerty, having been appointed Director of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this 5th day of August, 2016

____

Robert Haggerty / Director

Acceptance of Appointment of Officer for Sierra Grande Investments, Inc. A Virginia Corporation

I, Robert Haggerty having been elected President, Vice-President, Treasurer and Secretary of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position(s), effective immediately.

DATED, this 5th day of August, 2016

Robert Haggerty as President, Vice-President,
Treasurer and Secretary

Acceptance of Appointment of Officer for Sierra Grande Investments, Inc.

BY-LAWS

This section contains the Corporation's by-laws which are approved at the Organizational Meeting. The Board of Directors may amend the bylaws at any time, subject to shareholder approval. Read over the bylaws included in this section.

SHAREHOLDER MEETINGS

This section contains useful forms for holding Shareholder Meetings. You need to have at least one Shareholder Meeting each year called the "Annual Shareholders Meeting". It is at this meeting that new directors are elected. If the Shareholders Meeting is not the Annual Shareholders Meeting, then a Special Shareholders Meeting form should be used. The Shareholder Meeting forms are useful for documenting the decisions; these are called "Minutes". Also included are Waivers of Notice of the meetings.

Minutes of Shareholder Meetings
Table of Contents

This Section is comprised of documents you may use for your Corporation's First Annual Shareholders Meeting and First Annual Directors Meeting.

ξ Minutes of Annual Shareholders Meeting

ξ Waiver of Notice of the Annual Meeting of Shareholders

ξ Acceptance of Appointment as Director

ξ Minutes of the Special Meeting of Shareholders

ξ Waiver of Notice of Special Meeting of Shareholders

Minutes of the Annual Meeting of The Shareholders of Sierra Grande Investments, Inc. A Virginia Corporation

The Annual Shareholder Meeting of the Corporation was held on the _____ day of __________, 20___, at ____, at ____:____ __.m.

The meeting was called to order by __________________________, president of the Corporation.

The Secretary then reported that the meeting had been called pursuant to a Notice of Meeting and/or Waiver of Notice. It was ordered that a copy of the notice and waiver of notice be appended to the minutes of the meeting.

The Secretary then read the roll of shareholders from the stock transfer ledger. The following shareholders were present:

Shareholder **Shares Type Voting/Non Voting**

The Chairman stated that a majority of the total number of shares issued and outstanding was represented and that the meeting was complete and ready to transact any business before it. It was ordered that proxies be appended to the minutes of the meeting, if applicable.

The President then gave a general report of the business and finances of the corporation and the Secretary reported no changes of shareholders since the last such report.

The Chairman then stated that the election of the Directors of the Corporation was now in order. The following were nominated as Directors:

The Chairman declared the following nominees duly elected Directors of the Corporation to serve until the next annual Meeting of Shareholders or until their successors are elected and shall qualify:

The Chairman then called for any new business and the following action was taken at the meeting:

There being no further business, the meeting was, on motion, and seconded, adjourned.

DATED, this _____ day of __________, 20___.

____
Shareholder

The following have been appended to the minutes of the meeting:

Waiver of Notice of Annual Shareholders Meeting
Acceptance of Appointment of Director

Waiver of Notice
of The Annual Shareholder Meeting
For
Sierra Grande Investments, Inc.
A Virginia Corporation

We, the undersigned Shareholders, hereby agree and consent that the annual Meeting of Shareholders of the Corporation shall be held on the date, at the location and the time stated below, for the purpose of electing Directors of the Corporation and all such other business as may lawfully come before said meeting. We hereby waive all notice of the meeting and any adjournment thereof.

Date: _____ day of __________, 20___
Location: ____
Time: ____:____ __.m.

DATED, this _____ day of __________, 20___.

____
Shareholder

Waiver of Notice

Acceptance of Appointment as Director
For
Sierra Grande Investments, Inc.
A Virginia Corporation

I, _________________________, having been appointed Director of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this __________ day of ____________, 20___.

____
Director

Acceptance of Appointment as Director
For
Sierra Grande Investments, Inc.
A Virginia Corporation

I, __________________________, having been appointed Director of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this __________ day of ____________, 20___.

____
Director

Acceptance of Director

Acceptance of Appointment as Director For Sierra Grande Investments, Inc. A Virginia Corporation

I, __________________________, having been appointed Director of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this __________ day of ____________, 20___.

____
Director

Acceptance of Director

Acceptance of Appointment as Director
For
Sierra Grande Investments, Inc.
A Virginia Corporation

I, __________________________, having been appointed Director of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this __________ day of ____________, 20___.

____
Director

Acceptance of Director

Minutes of the Special Shareholder Meeting of The Board of Directors of Sierra Grande Investments, Inc. A Virginia Corporation

A Special Meeting of Shareholders was held on the __________ day of ____________, 20___, at __________________________________, at _____:_____ ___.m.

The following Shareholder(s) was present in person or by proxy:

Shareholder **Shares Type Voting/Non Voting**

The following Director(s) was present:

__________________________ was appointed temporary Chairman and _______________________ was appointed temporary Secretary, each to serve until the close of the meeting.

The Secretary then presented and read to the meeting a Notice or Waiver of Notice of Meeting, subscribed by all the Shareholders of the Corporation, and it was ordered that it be appended to the minutes of the meeting.

The Chairman then stated that the meeting was called for the purpose(s) of:

There being no further business before the meeting, on motion duly made, seconded and carried, the meeting adjourned.

DATED, this __________ day of ____________, 20___.

____
Shareholder

The following have been appended to the minutes of the meeting:

Waiver of Notice of the Special Shareholders Meeting

Waiver of Notice
of The Special Shareholder Meeting
For
Sierra Grande Investments, Inc.
A Virginia Corporation

We the undersigned, being a majority of the Shareholders of Sierra Grande Investments, Inc., hereby agree and consent that the Special Meeting of Shareholders of Sierra Grande Investments, Inc., held on the date, at the location and the time stated below, for the purpose of:

____

and any and all such other business as may lawfully come before said meeting. We hereby waive all notice of the meeting and of any adjournment thereof.

Date: __________ day of ____________, 20___
Location: _________________________________
Time: _____:_____ ___.m.

DATED, this __________ day of ____________, 20___.

____
Shareholder

Waiver of Notice

DIRECTOR MEETINGS

The Director(s) Meeting is an annual requirement. It is the Directors of the Corporation who elect Officers and pass resolutions. Within this Section, you will find the forms necessary to document the Director(s) Meeting. You may also find it useful to know that a formal meeting is not necessary to pass a resolution so long as there is unanimous written consent from the Directors. If you have a Directors Meeting other than the Annual Meeting, you should use the Special Meeting of the Board of Directors form. The forms provided are simply documentation of the meetings and are considered the Minutes of the meetings. Also included are Waivers of Notice of the meetings.

“Director Meetings”
Table of Contents

This Section is comprised of documents you may use for your Corporation’s Director Meetings

ξ Minutes of the Regular Meeting of Directors

ξ Waiver of Notice of the Regular Meeting of Directors

ξ Acceptance of Appointment of Officer

ξ Minutes of the Special Meeting of Directors

ξ Waiver of Notice of the Special Meeting of Directors

Minutes of the Annual Meeting of The Board of Directors of Sierra Grande Investments, Inc. A Virginia Corporation

The Annual Director Meeting of the Corporation was held on the _____ day of __________, 20___, at ____, at ____:____ __.m.

The following Director(s) of the Corporation were present, representing a quorum:

_________________________ was appointed temporary Chairman of the meeting and
______________________ was appointed temporary Secretary of the meeting.

The Secretary then presented and read to the meeting a Waiver of Notice of the Meeting, subscribed by all the Director(s) of the Corporation, and it was ordered that it be appended to the minutes of the meeting.

The President then rendered a general report of the business of the corporation, the Secretary presented his report and the Treasurer rendered a report of the finances of the Corporation. The officers' reports were received and ordered on file.

The following individuals were <u>nominated </u>to the offices following their names:

No further nominations being made the nominations were closed and the Director(s) proceeded to vote on the nominees. The Chairman announced that the foregoing nominee was elected to the following offices:

The Chairman then called for any new business and the following action was taken at the meeting:

There being no further business before the meeting, on motion duly made, seconded and carried, the meeting adjourned.

DATED, this _____ day of __________, 20___

____
Director

The following have been appended to these minutes:

Waiver of Notice of the annual (Regular) Directors Meeting

Acceptance of Officers

Waiver of Notice
Annual Meeting of
The Board of Directors of
Sierra Grande Investments, Inc.
A Virginia Corporation

We the undersigned, being a majority or all of the members of the Board of Directors of Sierra Grande Investments, Inc., hereby agree and consent that the Organization Meeting of the Directors of Sierra Grande Investments, Inc., be held on the date, at the location and the time stated below, for the purpose of transacting any and all business. We hereby waive all notice of the meeting and of any adjournment thereof.

Date: _____ day of __________, 20___

Location: ____

Time: ____:____ __.m.

DATED, this _____ day of __________, 20___

____

Director

Waiver of Notice

Acceptance of Appointment of Officer
For
Sierra Grande Investments, Inc.
A Virginia Corporation

I, ______________________________________, having been elected President of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this _____ day of ___________, 20___.

President

Acceptance of Officer

Acceptance of Appointment of Officer
For
Sierra Grande Investments, Inc.
A Virginia Corporation

I, ______________________________________, having been elected Vice-President of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this _____ day of ___________, 20___.

Vice-President

Acceptance of Officer

Acceptance of Appointment of Officer
For
Sierra Grande Investments, Inc.
A Virginia Corporation

I, ______________________________________, having been elected Treasurer of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this _____ day of ___________, 20___.

Treasurer

Acceptance of Officer

Acceptance of Appointment of Officer
For
Sierra Grande Investments, Inc.
A Virginia Corporation

I, ______________________________________, having been elected Secretary of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this _____ day of ___________, 20___.

Secretary

Acceptance of Officer

Minutes of the Special Meeting of The Board of Directors of Sierra Grande Investments, Inc. A Virginia Corporation

A Special Director Meeting of the Corporation was held on the _____ day of __________, 20___, at ____, at ____:____ __.m.

The following Director(s) of the Corporation were present, representing a quorum:

_________________________ was appointed temporary Chairman of the meeting and ______________________ was appointed temporary Secretary of the meeting.

The Secretary then presented and read to the meeting a Notice or Waiver of Notice of Meeting, subscribed by all the Director(s) of the Corporation, and it was ordered that it be appended to the minutes of the meeting.

The Chairman then stated that the Board of Directors shall resolve the following, and a resolution(s) for the said purpose shall be appended to the minutes:

There being no further business before the meeting, on motion duly made, seconded and carried, the meeting adjourned

DATED, this _____ day of __________, 20___

____
Director

The following have been appended to the minutes of the meeting:

Waiver of Notice of Special Meeting of Directors

Special Meeting of the Board of Directors of Sierra Grande Investments, Inc.

Waiver of Notice of the Special Meeting of The Board of Directors of Sierra Grande Investments, Inc. A Virginia Corporation

We, the undersigned, being all the Directors of the Corporation hereby agree and consent that the Special Meeting of the Director of the Corporation shall be held at the date, at the time and the location stated below and the transaction there of all such other business as may lawfully come before the meeting. We hereby waive all notice of the meeting and any adjournment thereof.

Date: _____ day of __________, 20___

Location: ____

Time: ____:____ __.m.

DATED, this _____ day of __________, 20___

____
Director

Waiver of Notice

STOCK LEDGER

This section will contain both the Stock Certificates and the Transfer Ledger.

Note, actual ownership of the Shares is evidenced in the Transfer Ledger, not of the Stock Certificates. Whenever shares are issued, it is important to note the following in the ledger:

The name of the certificate holder

Place of Residence

The date of ownership and from whom the shares were transferred

The amount paid for the shares

In most cases, you will want to own the shares. The shares are considered “Original Issue” if they were issued during the Organizational Meeting.

BUSINESS LICENSE

All required business licenses should be held in this section. If we have completed an application for you it will be located here for your reference.



MISCELLANEOUS

This section contains forms and other documents to assist the Shareholders, Directors and Officers of the Corporation run the Corporation more expeditiously.

ADDITIONAL

RESOLUTIONS

For
Sierra Grande Investments, Inc.
A Virginia Corporation

A(n) [ ] Annual/Regular or [ ] Special meeting of the [ ] Directors or [ ] Shareholders, of Sierra Grande Investments, Inc. will be held at , state of , on , 20__ at ________.

The purpose(s) of the meeting is/are as follows:

If you are a shareholder and cannot attend the meeting and wish to designate another person to vote your shares for you, please deliver a signed proxy form to the Secretary of the corporation before the meeting. Contact the Secretary if you need help obtaining or preparing this form.

Signature of Secretary

Name of Secretary:

Corporation: Sierra Grande Investments, Inc.

Address:

Phone: Fax:

Notice of Meeting

Acknowledgment of Receipt
of Notice of Meeting
For

Sierra Grande Investments, Inc.
A Virginia Corporation

I received notice of a(n) [ ] Annual/Regular or [ ] Special meeting of the [ ] Directors or [ ] Shareholders of the Corporation to be held on , _______. The notice stated the date, time, place and purpose of the upcoming meeting.

The notice of meeting was:

[ ] received by fax, telephone number

[ ] delivered orally to me in person

[ ] delivered orally to me by phone call, telephone number

[ ] left in a message on an answering machine or voice mail, telephone number

[ ] delivered by mail to

[ ] delivered via e-mail, e-mail address

[ ] other:

Dated: , ______.

Signed:

Printed Name________________________________

Acknowledgement of Notice of Meeting

Resolution of the Board of Directors
For The Approval of the Issuance of Shares
For
Sierra Grande Investments, Inc.

A Virginia Corporation

After discussion, it was agreed that the corporation shall issue the following number of shares to the following persons in exchange for payment of the following:

Name Number of Shares Payment Value _$_$__$_$__$_$__$_$__$_$

The president and treasurer are instructed to issue share certificates to each of the persons in accordance with the above terms upon receipt by the corporation of the payment for the shares and after preparing all papers necessary to complete and document the transfer of the payment to the corporation.

Adopted by the Board of Directors on ___________ _____, _______.

Director/

Director/

Resolution to Issue Shares

Authorization of Corporate Account and Designation For Sierra Grande Investments, Inc.
A Virginia Corporation

The President, Vice-President, or Treasurer of Sierra Grande Investments, Inc., is authorized to open a brokerage account in the name of the corporation with
_, or any other brokerage house that he or she feels is appropriate to further the business interest of any officer, employee or agent of this corporation is authorized to direct trades in this corporation's brokerage account(s). The officer, employee or agent of this corporation shall not be restricted in any way from making any form of legally permissible trades which shall include but are not limited to the following: Margin, options, calls, naked calls, puts, naked puts, leaps, straddles, or any other strategy. Additionally, the officer, employee or agent of this corporation shall be authorized to endorse checks, drafts or other evidences of indebtedness made payable to

this corporation, or drawn on this brokerage account.

All checks, drafts and other instruments obligating this corporation to pay money shall be signed on behalf of this corporation by or
. The above institution is authorized to honor and pay any and all checks and drafts of this corporation signed as provided herein.

The persons designated above are authorized to complete and sign standard account authorization forms, provided that the forms do not vary materially from the terms of this resolution. The treasurer shall submit a copy of any completed account authorization forms to the secretary of the corporation, who shall attach the forms to this resolution and place them in the corporate records book.

Adopted by the Board of Directors on this day of , _________.

Director/

Director/

Authorization of Corporate Account

Consent to Action Without A Meeting of The Directors For Sierra Grande Investments, Inc. A Virginia Corporation

In accordance with the Provisions of Virginia State Law, , a Director of hereby consents to the following action:

RESOLVED: that

DATED this day of , .

____________________________________ Director/

Consent to Action

Resignation of a Director For
Sierra Grande Investments, Inc.
A Virginia Corporation

I, , do hereby tender and submit my resignation as Director of Sierra Grande Investments, Inc., a Virginia Corporation. This resignation is effective immediately.

DATED this day of , .

_____________________________________ Director/

Resignation of Director

Acceptance of Appointment of Officer
For
Sierra Grande Investments, Inc.
A Virginia Corporation

I, , having been elected
_of Sierra Grande Investments, Inc., a Virginia Corporation, do hereby accept said position, effective immediately.

DATED, this day of , .

Officer/

Acceptance of Officer

By-laws
of
Sierra Grande Investments, Inc.
A Virginia Corporation

Table of Contents

Article One Offices and Record .... 1-1 Section 1.01 Registered Office and Registered Agent .... 1-1 Section 1.02 Corporate Offices .... 1-1 Section 1.03 Books and Records .... 1-1 Section 1.04 Inspection of Records

.... 1-1

Article Two Shareholders .... **2-1** Section 2.01 Place of Meetings .... 2-1 Section 2.02 Annual Meetings .... 2-1 Section 2.03 Special Meetings .... 2-1 Section 2.04 Consent of Shareholders in Lieu of Meeting .... 2-1 Section 2.05 Notice; Waiver of Notice .... 2-2 Section 2.06 Presiding Officials .... 2-2 Section 2.07 Quorum .... 2-2 Section 2.08 Proxies; Voting Trusts .... 2-3 Section 2.09 Voting .... 2-3 Section 2.10 Registered Shareholders .... 2-3 Section 2.11 Conduct of Meetings 2-4

Article Three Board of Directors .... **3-1** Section 3.01 Number .... 3-1 Section 3.02 Powers of the Board .... 3-1 Section 3.03 Meetings of the Newly Elected Board .... 3-1 Section 3.04 Notice of Meetings; Waiver of Notice .... 3-2 Section 3.05 Meetings by Conference Telephone or Similar

Communications Equipment 3-3

Section 3.06 Action Without a Meeting .... 3-3 Section 3.07 Quorum .... 3-3 Section 3.08 Vacancies 3-3

Section 3.09 Committees .... 3-3 Section 3.10 Compensation of Directors and Committee Members .... 3-4 Section 3.11 Removal of Directors .... 3-4 Section 3.12 Resignations 3-4

Article Four Officers .... **4-1** Section 4.01 Designations .... 4-1 Section 4.02 Term of Office.. 4-1 Section 4.03 Other Agents .... 4-1 Section 4.04 Removal .... 4-1 Section 4.05 Vacancies .... 4-2 Section 4.06 Salaries and Compensation .... 4-2 Section 4.07 Delegation of Authority to Hire, Discharge, and Designate

Duties 4-2

Section 4.08 President .... 4-2 Section 4.09 Vice Presidents .... 4-3 Section 4.10 Secretary and Assistant Secretaries .... 4-3 Section 4.11 Treasurer and Assistant Treasurers .... 4-3 Section 4.12 Duties of Officers May Be Delegated 4-4

Article Five Indemnification .... **5-1** Section 5.01 Indemnification in Actions by Third Parties .... 5-1 Section 5.02 Indemnification in Derivative Action .... 5-1 Section 5.03 Indemnification for Success on the Merits or Otherwise .... 5-2 Section 5.04 Determination of Right to Indemnification .... 5-2 Section 5.05 Advancement of Expenses .... 5-3 Section 5.06 Non-Exclusivity .... 5-3 Section 5.07 Insurance .... 5-3 Section 5.08 Amendment and Vesting of Rights .... 5-4 Section 5.09 Vesting of Rights .... 5-4 Section 5.10 Definitions .... 5-4 Section 5.11 Severability 5-5

Article Six Stock .... **6-1** Section 6.01 Issuance and Payment for Shares of Stock .... 6-1 Section 6.02 Certificates Representing Shares of Stock .... 6-1 Section 6.03 Transfers of Shares — Transfer Agent — Registrar .... 6-1 Section 6.04 Transfers of Shares — Restrictions .... 6-2 Section 6.05 Closing of Transfer Books .... 6-2 Section 6.06 Lost or Destroyed Certificates .... 6-2 Section 6.07 Regulations 6-2

Article Seven Corporate Finance .... **7-1** Section 7.01 Fixing of Capital — Transfers of Surplus .... 7-1 Section 7.02 Dividends .... 7-1 Section 7.03 Creation of Reserves 7-1

Article Eight General Provisions .... **8-1** Section 8.01 Fiscal Year .... 8-1 Section 8.02 Corporate Seal .... 8-1 Section 8.03 Depositories .... 8-1 Section 8.04 Contracts with Officers or Directors or Their Affiliates .... 8-1 Section 8.05 Amendments .... 8-2 Section 8.06 Agreements Among Shareholders .... 8-2 Section 8.07 Reimbursements 8-2

Article Nine Certificate **9-1**

By-laws
of
Sierra Grande Investments, Inc.

Article One
Offices and Record

Section 1.01 Registered Office and Registered Agent

The location of the registered office and the name of the registered agent of the Corporation in the State of Virginia shall be as stated in the Articles of Incorporation or as shall be determined from time to time by the Board of Directors and on file in the appropriate office of the State of Virginia, pursuant to applicable provisions of law. Unless otherwise permitted by law, the address of the registered office of the Corporation and the address of the business office of the registered agent shall be identical.

Section 1.02 Corporate Offices

The Corporation may have such corporate offices anywhere within or without the State of Virginia as the Board of Directors from time to time may determine or the business of the Corporation may require.

Section 1.03 Books and Records

The Corporation shall keep correct and complete books and records of account, including the amount of its assets and liabilities, minutes of its proceedings of its shareholders and Board of Directors (and any committee having the authority of the Board), and the names and places of residence of its officers. The Corporation shall keep at its registered office or principal place of business in the State of Virginia, or at the office of its transfer agent in the State of Virginia, if any, books and records in which shall be recorded the number of shares subscribed, the names of the owners of the shares, the numbers owned by them respectively, the amount of shares paid, and by whom, the transfer of such shares with the date of transfer, and, from time to time, such other or additional records, statements, lists, and information as may be required by law.

Section 1.04 Inspection of Records

A shareholder may, upon written demand, inspect the records of the Corporation, pursuant to any statutory or other legal right, during the usual and customary hours of business and in such manner as will not unduly interfere with the regular conduct of the business of the Corporation. A shareholder may delegate such shareholder's right of inspection to a certified or public accountant on the condition, to be enforced at the option of the Corporation, that the shareholder and accountant agree with the Corporation promptly to furnish to the Corporation a true and correct copy of each report with respect to such inspection made by such accountant. No shareholder shall use, permit to be used, or acquiesce in the use by others of any information so obtained to the